Exhibit 99.89

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, Colorado, 80401

December 12, 2025

Consent of Mark B. Mathisen

The undersigned hereby consents to the use of their name and the scientific and technical information with respect to:

(i)       “NI 43-101 Technical Report for the Patterson Lake Property, Northern Saskatchewan, Canada” with an effective date November 20, 2023, dated January 25, 2023; and

(ii)       the Amended Management Information Circular dated June 28, 2024,

which are included in this registration statement on Form 40-F being filed by F3 Uranium Corp. with the United States Securities and Exchange Commission.

Regards,

/s/ Mark B. Mathisen

Mark B. Mathisen, C.P.G. Senior Principal Geologist

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